UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

Akazoo S.A.

 (Name of Issuer)

Ordinary Shares, nominal value of €0.01 per share

(Title of Class of Securities)

L6485M 109

(CUSIP Number)

Toscafund Asset Management LLP

7th Floor, 90 Long Acre

London, England WC2E 9RA
Telephone: +44 (0)20 7845 6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. L6485M 109	13D

1		NAME OF REPORTING PERSON Toscafund Asset Management LLP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,735,042(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,735,042(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,735,042(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.94%
14	TYPE OF REPORTING PERSON* PN

(1) Includes (a) 15,669,959 ordinary shares, and (b) 1,065,083 ordinary shares issuable upon exercise of warrants. Consists of securities owned by Tosca Opportunity, Tosca Mid Cap and The Pegasus Fund Limited.

CUSIP No. L6485M 109	13D

1		NAME OF REPORTING PERSON Tosca Opportunity
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,395,958(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,395,958 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,395,958 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.40%
14	TYPE OF REPORTING PERSON* OO

(1) Includes (a) 11,613,031 ordinary shares, and (b) 782,927 ordinary shares issuable upon exercise of warrants.

CUSIP No. L6485M 109	13D

1		NAME OF REPORTING PERSON Tosca Mid Cap
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,373,844(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,373,844 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,373,844(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64%
14	TYPE OF REPORTING PERSON* OO

  (1) Includes (a) 3,160,714 ordinary shares, and (b) 213,130 ordinary shares issuable upon exercise of warrants.

CUSIP No. L6485M 109	13D

1	NAME OF REPORTING PERSON The Pegasus Fund Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 965,240(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 965,240(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 965,240 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.90%
14	TYPE OF REPORTING PERSON* OO

(1) Includes (a) 896,214 ordinary shares, and (b) 69,026 ordinary shares issuable upon exercise of warrants.

Item 1.	Security and Issuer.

This schedule relates to the ordinary shares, nominal value of €0.01 per share (the “Ordinary Shares”), of Akazoo S.A., a company organized under the laws of Luxembourg (the “Company” or the “Issuer”). The address of the Company's principal executive office is 19 Rue de Bitbourg, L-1273, Luxembourg, Grand Duchy of Luxembourg.

Item 2.	Identity and Background.

	(a)	This Schedule 13D is filed by the following persons:

Toscafund Asset Management LLP, Tosca Opportunity Fund, Tosca Mid Cap and The Pegasus Fund Limited (collectively, the “Reporting Persons”). Tosca Opportunity Fund, Tosca Mid Cap and The Pegasus Fund Limited are collectively referred to as the “Funds”.

	(b)	The business address for Toscafund Asset Management LLP is 7th Floor, 90 Long Acre, London, England WC2E 9RA.

The business address for Tosca Opportunity is PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KYI – 1104, Cayman Islands.

The business address for Tosca Mid Cap is PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KYI – 1104, Cayman Islands.

The business address for The Pegasus Fund Limited is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton, HM11 Bermuda.

	(c)	Toscafund Asset Management LLP is in the business of managing or advising on investments.

Tosca Opportunity is in the business of making investments.

Tosca Mid Cap is in the business of making investments.

The Pegasus Fund Limited is in the business of making investments.

	(d)	During the past five years none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

	(e)	During the past five years none of the reporting persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Toscafund Asset Management LLP is formed in England.

Tosca Opportunity is formed in the Cayman Islands.

Tosca Mid Cap is formed in the Cayman Islands.

The Pegasus Fund Limited is formed in Bermuda.

Item 3.	Source and Amount of Funds and Other Consideration.

The funds for the purchase of the Ordinary Shares beneficially owned by the Reporting Persons came from the working capital of the Funds. No borrowed funds were used to purchase the Ordinary Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Ordinary Shares of the Issuer for investment purposes only. The Reporting Persons are passive investors and, other than the potential acquisition of additional securities of the Issuer, have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Company.

The aggregate percentage of Ordinary Shares owned by each person named herein is based on 49,735,210 Ordinary Shares outstanding as of March 25, 2020 as disclosed in the Issuer’s Form F-3 filed on March 25, 2020.

(a) Toscafund Asset Management LLP beneficially owns 32.94% of the Ordinary Shares, including (a) 15,669,959 Ordinary Shares, and (b) 1,065,083 Ordinary Shares issuable upon exercise of warrants. Toscafund Asset Management LLP exercises voting control and dispositive power over such securities as the investment manager for Tosca Opportunity, Tosca Mid Cap and The Pegasus Fund Limited.

Tosca Opportunity beneficially owns 24.40% of the Ordinary Shares, including (a) 11,613,031 Ordinary Shares, and (b) 782,927 Ordinary Shares issuable upon exercise of warrants. Toscafund Asset Management LLP exercises voting control and dispositive power over such securities as the investment manager for Tosca Opportunity.

Tosca Mid Cap beneficially owns 6.64% of the Ordinary Shares, including (a) 3,160,714 Ordinary Shares, and (b) 213,130 Ordinary Shares issuable upon exercise of warrants. Toscafund Asset Management LLP exercises voting control and dispositive power over such securities as the investment manager for Tosca Mid Cap.

The Pegasus Fund Limited beneficially owns 1.90% of the Ordinary Shares, including (a) 896,214 Ordinary Shares, and (b) 69,026 Ordinary Shares issuable upon exercise of warrants. Toscafund Asset Management LLP exercises voting control and dispositive power over such securities as the investment manager for The Pegasus Fund Limited.

(c) Please see Exhibit B below for transactions in Ordinary Shares by Reporting Persons since the previous 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement, dated as of April 22, 2020 among the reporting persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Exhibit B - Transactions in Ordinary Shares by Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2020

Toscafund Asset Management LLP

By:	/s/ Robert Lord
Name: Robert Lord
Title: Partner

Tosca Opportunity

By:	/s/ Jochen Grossmann
Name: Jochen Grossmann
Title: Director

Tosca Mid Cap

By:	/s/ Gil Caffray
Name: Gil Caffray
Title: Director

The Pegasus Fund Limited

By:	/s/ Jochen Grossmann
Name: Jochen Grossmann
Title: Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-k(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the securities of Akazoo S.A. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 22nd day of April, 2020.

Toscafund Asset Management LLP

By:	/s/ Robert Lord
Name: Robert Lord
Title: Partner

Tosca Opportunity

By:	/s/ Jochen Grossmann
Name: Jochen Grossmann
Title: Director

Tosca Mid Cap

By:	/s/ Gil Caffray
Name: Gil Caffray
Title: Director

The Pegasus Fund Limited

By:	/s/ Jochen Grossmann
Name: Jochen Grossmann
Title: Director

Exhibit B

TRANSACTIONS IN ORDINARY SHARES BY REPORTING PERSONS

Transaction	Reporting Person	Date	Ordinary Shares	Price
Purchase	Tosca Opportunity	April 1, 2020	389,805	$2.80
Sale	The Pegasus Fund Limited	April 1, 2020	264,835	$2.80
Sale	Tosca Mid Cap	April 1, 2020	124,970	$2.80
Purchase	The Pegasus Fund Limited	April 15, 2020	520	$2.70
Purchase	Tosca Mid Cap	April 15, 2020	1,040	$2.70
Purchase	Tosca Opportunity	April 15, 2020	3,640	$2.70
Purchase	The Pegasus Fund Limited	April 15, 2020	480	$2.69
Purchase	Tosca Mid Cap	April 15, 2020	960	$2.69
Purchase	Tosca Opportunity	April 15, 2020	3,360	$2.69
Purchase	The Pegasus Fund Limited	April 20, 2020	235	$2.15
Purchase	Tosca Mid Cap	April 20, 2020	814	$2.15
Purchase	Tosca Opportunity	April 20, 2020	2,999	$2.15
Purchase	The Pegasus Fund Limited	April 20, 2020	4,536	$2.01
Purchase	Tosca Mid Cap	April 20, 2020	15,679	$2.01
Purchase	Tosca Opportunity	April 20, 2020	57,785	$2.01
Purchase	The Pegasus Fund Limited	April 20, 2020	9,096	$1.97
Purchase	Tosca Mid Cap	April 20, 2020	31,446.00	$1.97
Purchase	Tosca Opportunity	April 20, 2020	115,893.00	$1.97
Purchase	The Pegasus Fund Limited	April 20, 2020	8,316.00	$2.05
Purchase	Tosca Mid Cap	April 20, 2020	28,748.00	$2.05
Purchase	Tosca Opportunity	April 20, 2020	105,948.00	$2.05